Exhibit 99.1

Standard & Poor’s

Maalot

S&P Global

Formula Systems Ltd.

August 30, 2016

Primary Credit Analyst:

Matan Benjamin, 972-3-7539731 matan.benjamin@spglobal.com

Secondary Credit Analyst:

Tom Dar, 972-3-7539722 tom.dar@spglobal.com

Table of Contents

Rationale

Rating Outlook

Standard & Poor’s Base-Case Scenario

Business Risk

Financial Risk
Liquidity

Reconciliation

Related Criteria And Research

Please note that this translation was made for the company’s use only and under no circumstances obligates Standard & Poor’s Maalot. In the case of any discrepancy with the official Hebrew version published on August 25, 2016, the Hebrew version shall apply.

Rating Affirmation	August 30, 2016 | 1

Formula Systems Ltd..

Formula Systems Ltd.

Corporate Credit Rating Affirmation	ilA+/Stable

Rationale

Business Risk	Financial Risk

• Leading competitive position of subsidiary Matrix in the Israeli IT market.	• Relatively low leverage.

• On-going growth in Sapiens and Magic operations.	• Dependence on dividends from subsidiaries for debt service.

• Wide variety of products and services, client base materially diversified between segments.	• Adequate liquidity.

• Low revenues and EBITDA compared to global peers.

• Relatively small scope of IP rights and limited R&D capabilities.

Outlook: Stable

The stable outlook reflects our assessment that Formula’s subsidiary, Matrix IT Ltd., will maintain its leading position in the Israeli IT market and that the operating performance of its subsidiaries Magic Software Enterprises Ltd. and Sapiens International Corporation N.V. will at least remain stable. The outlook also reflects our assessment that the gross adjusted debt to EBITDA ratio will remain below 3.0x and that the LTV (loan to value) ratio, which is currently about 10%, will not rise significantly.

Downside Scenario

The rating may be under pressure if the gross adjusted debt to EBITDA ratio will be above 3.0x or if the LTV ratio will increase significantly. This scenario could materialize if the subsidiaries’ operating performance and valuations deteriorate or if the group’s financial debt will increase significantly due to financing of acquisitions or large dividend distributions to shareholders.

Upside Scenario

We may consider a positive rating action if the company’s revenues and EBITDA increase significantly and if its gross debt to EBITDA ratio consistently drops below 2.0x.

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Formula Systems Ltd..

Standard & Poor’s Base-Case Scenario

Principal Assumptions	Key Metrics

• Continued growth in Sapiens operation and moderate growth in Matrix sales;		2015A	2016E	2017E
• 12%-14% EBITDA margin in 2016 and 2017;
• Dividend distribution of $10-15 million per year;	Debt/EBITDA	2.7x	2.0x-3.0x	2.0x-3.0x
• Dividends from subsidiaries of about $15-20 million per year.	LTV ratio	10%	10%-20%	10%-20%
	A – Actual, E – Estimate.

Company Description

Formula Systems Ltd. (“Formula”) was established in 1985 and its shares are traded on the Tel-Aviv Stock Exchange and on NASDAQ. Through its subsidiaries, Matrix IT Ltd. (49.97%), Sapiens International N.V. (48.9%), Magic Software Enterprises Ltd. (47.29%) and Insync Staffing (90%), the company operates in the development, marketing and distribution of software and software tools and in providing software services to computerized systems. Matrix, Sapiens and Magic are public companies listed on the Tel-Aviv Stock Exchange and part of the Tel Aviv 100 index, and the shares of Sapiens and Magic are also listed on NASDAQ. In May 2016, Formula acquired, together with the Israel Aviation Industries (ilAA/Stable/BBB/Stable), the share capital and shareholders loans in TSG IT Advanced Systems (“TSG”) and each party now holds 50% of the company. TSG is engaged in the field of command and control systems, intelligence, homeland security and cyber security.

The controlling shareholder of the company is the Polish Asseco group (46.33%) which focuses on the development and marketing of software and services to organizations. The public, institutional investors and several of the company’s managers hold the rest of the Formula’s shares.

Business Risk Profile

Leading position in the Israeli IT market through Matrix and continued growth in Sapiens and Magic operations

Our assessment of Formula’s business risk profile reflects the following factors:

•	A large variety of products and services and a diversified client base materially spread over different segments.

•	The leading position of subsidiary Matrix in the Israeli IT market, and its long-lasting reputation and brand name.

•	Matrix’s exposure to the characteristics and risks of the Israeli IT services market, including price competition which gradually diminishes gross profit margins.

•	Growth in Sapiens and Magic operations in the last few years. Sapiens’ revenues grew by 15% in 2015, while Magic’s revenues grew by 5%. This growth was partly achieved through mergers and acquisitions of companies in close fields of operation and through reorganization/cost reduction and measures taken to expand client base and increase follow-up sales to existing clients.

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Formula Systems Ltd..

•	Relatively high entry barriers to markets in which Sapiens operates based on long-term relationship with clients and high replacement costs when changing software providers.

•	Low revenues and EBITDA compared to global peers. Global competitors benefit from economies of scale which enables them to bear large R&D costs and material capital expenditures.

•	Relatively few IP rights and limited R&D capabilities. Major part of the company’s revenues is generated from services and the rest is generated from selling licenses. The ownership on intellectual property and R&D capabilities are crucial in formatting entry barriers and leading market position.

Financial Risk Profile

Relatively low leverage; dependence on dividends from subsidiaries to service debt

Given the nature of Formula’s operation (high exposure to subsidiaries’ operating risks, material involvement in their management and strategy and viewing them as long-term core investments), we examine the company’s financial risk mainly on the basis of debt coverage ratios derived from its financial statements, and view its LTV ratio only as an indicative measure to leverage. Starting in 2016, Formula’s financial statements, in accordance with IFRS accounting principle, fully consolidate all of its subsidiaries. We made adjustments to the financial statements and examine debt coverage ratio based on partial consolidation of subsidiaries’ financial results. In our base case scenario, we expect a gross debt to adjusted EBITDA ratio between 2.0x and 3.0x in 2016 and 2017. We note that the company’s LTV ratio is currently about 10%.

Our base case for 2016-2017 is based on the following assumptions:

•	10%-15% annual growth in Sapiens sales and 3%-6% in Matrix sales;

•	12%-14% EBITDA margin in 2016 and 2017;

•	Annual dividend distribution of $10-15 million;

•	No cash was deducted from debt.

Based on these assumptions, we anticipate the company’s debt coverage ratios in 2016-2017 to be as follows:

•	Gross debt to adjusted EBITDA ratio of 2.0x-3.0x in 2016 and 2017;

•	LTV ratio of 10%-20%. LTV ratio is currently about 10%.

Liquidity: Adequate

Our assessment of Formula’s liquidity reflects its stand-alone (solo) liquidity profile as a holding company. According to our criteria, Formula’s liquidity is “adequate”. In our view, the fact that Formula’s portfolio includes mainly liquid/tradable assets enhances its financial flexibility. However, we believe the current ownership stake in Formula’s subsidiaries limit its willingness to sell some of its holdings and possibly forfeit its controlling premium. Nevertheless, lack of full control of subsidiaries in general and at the current ownership stake in particular is also a weakness due to limitations on deriving cash flows from subsidiaries and continued dependence on dividend receipt in order to service debt. All this notwithstanding, we note that Formula, as controlling shareholder, is capable of influencing dividend distribution in its subsidiaries, that currently hold large cash balances. We also note that Magic and Matrix have a formal dividend distribution policy of up to 50% and 75% of net profit, respectively, and that Sapiens, though lacking a formal policy, distributes up to 50% of net profit. We estimate that the ratio between Formula’s liquidity sources and uses in the next 12 months will exceed 1.2x.

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Formula Systems Ltd..

The following are our assumptions regarding the company’s major sources and uses in the next 12 months starting June 30, 2016:

Principal Liquidity Sources	Principal Liquidity Uses

• About $50 million in cash and liquid investments;	• Debt principal payments of about $12 million;

• Dividends received from subsidiaries of about $18 million.	• Interest payments of about $2.5 million;

• General and administrative expenses of about $2 million;

• Expected dividend distribution of about $10 million - $15 million.

Covenant Analysis

As of June 30, 2016, the company has adequate headroom over all of its financial covenants, and we estimate that it will maintain this headroom in the medium term. The covenants include, among other things, maintaining a net financial debt at Formula level of up to NIS 450 million and debt/CAP ratio of up to 65%.

Modifiers

Diversification portfolio effect: Neutral

Capital structure: Neutral

Liquidity: Neutral

Financial policy: Neutral

Management/Governance: Neutral

Comparable ratings analysis: Negative

Reconciliation

In order to create a basis for comparison with other rated companies, we adjust the reported data in the company’s financial statements which we use to calculate coverage ratios. The main adjustments we made on Formula’s 2015 consolidated data are:

•	Partial consolidation of subsidiaries’ financial results;

•	Discounting long term operating leasing contracts and adding them to reported debt;

•	Increasing EBITDA, FFO (funds from operations) and cash flow from operations in respect of interest and depreciation component of future leasing payments previously discounted into financial debt.

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Formula Systems Ltd..

•	No cash was deducted from debt.

Table 1.

Reconciliation Of Formula Systems Ltd. Reported Amounts With Standard & Poor’s Adjusted Amounts (Mil. $)

	—Fiscal year ended Dec. 31, 2015—
Formula Systems Ltd. reported amounts
		Shareholders’			Operating	Interest		Cash flow from	Capital
	Debt	equity	Revenues	EBITDA	income	expense	EBITDA	operations	expenditures
Reported	220.7	451.6	750.6	64.2	46.6	9.9	64.2	54.4	9.8
Standard & Poor’s adjustments
Interest expense (reported)	—	—	—	—	—	—	(9.9)	—	—
Interest income (reported)	—	—	—	—	—	—	0.7	—	—
Current tax expense (reported)	—	—	—	—	—	—	(10.2)	—	—
Operating leases	37.6	—	—	20.3	3.1	3.1	17.1	17.1	—
Share-based compensation expense	—	—	—	5.1	—	—	5.1	—	—
Dividends received from equity investments	—	—	—	3.5	—	—	3.5	—	—
Deconsolidation consolidation	(45.0)	76.0	(262.0)	(14.0)	(7.8)	(2.5)	(11.5)	(2.0)	(2.0)
Non-operating income (expense)	—	—	—	—	66.7	—	—	—	—
Reclassification of interest and dividend cash flows	—	—	—		—	—	—	3.5
Non-controlling Interest/Minority interest	—	100.7	—	—	—	—	—	—	—
Total adjustments	(7.4)	176.7	(262.0)	14.9	62.0	0.6	(5.2)	18.7	(2.0)

Standard & Poor’s adjusted amounts

						Interest	Funds from	Cash flow from	Capital
	Debt	Equity	Revenues	EBITDA	EBIT	expense	operations	operations	expenditures
Adjusted	213.3	628.3	488.6	79.0	108.6	10.5	59.0	73.1	7.8

Related Criteria And Research

•	National And Regional Scale Credit Ratings, September 22, 2014

•	S&P Global Ratings’ National And Regional Scale Mapping Tables, June 1, 2016

•	Standard & Poor’s Ratings Definitions, February 1, 2016

•	Methodology: Timeliness Of Payments: Grace Periods, Guarantees, And Use Of ‘D’ And ’SD’ Ratings, October 24, 2013

•	Corporate Methodology, November 19, 2013

•	Methodology And Assumptions: Liquidity Descriptors For Global Corporate Issuers, December 16, 2014

•	Methodology: Industry Risk, November 19, 2013

•	Country Risk Assessment Methodology And Assumptions, November 19, 2013

•	Corporate Methodology: Ratios And Adjustments, November 19, 2013

•	Use Of CreditWatch And Outlooks, September 14, 2009

•	Group Rating Methodology, November 19, 2013

•	Key Credit Factors For The Technology Software And Services Industry, November 19, 2013

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Formula Systems Ltd..

Rating Details (As of 30-Aug-2016)
Formula Systems Ltd. Issuer rating(s)
Local Currency LT	ilA+/Stable

Issue rating(s)
Senior Secured Debt
Series A	ilA+

Senior Unsecured Debt
Series B	ilA+

Issuer Rating history
Local Currency LT
28-Aug-2015	ilA+/Stable

Other Details
Time of the event	30/08/2016 13:19
Time when the analyst first learned of the event	30/08/2016 13:19
Rating requested by	Issuer

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